UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park
Building B
1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒     Form 40-F ☐

Appointment of Executive Vice President, Development

With immediate effect Dr Günther Staffler, PhD, will be promoted to the interim role of Executive Vice President, Development, and will join the Executive Management Team. In this role he will oversee the development of AC Immune’s active immunotherapies including clinical activities.

Dr Staffler joined AC Immune in 2021 from Affiris where he was Chief Technical Officer following senior roles in R&D. He has a strong background in immunotherapy having been responsible for progressing multiple programs from preclinical to clinical development in Central Nervous System indications working on targets including amyloid beta and a-synuclein. Prior to Affiris, he worked at biotech companies in Vienna including Biovertis and Intercell (now vaccine specialist, Valneva). Dr Staffler completed his doctoral thesis in immunology at the Medical University of Vienna.

Dr Anke Post, MD, currently Chief Medical Officer, will leave the Company with immediate effect. We thank her for her contributions and wish her well in her future endeavors.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-227016, 333-249655 and 333-277940) and Form S-8 (File Nos. 333-213865, 333-216539 and 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Christopher Roberts
	Name:	Christopher Roberts
	Title:	Chief Financial Officer

Date: June 11, 2025